
07002755

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pointe Atlantic, ~~Inc.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 T-Rex Avenue, Suite 100
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R. Levene (561) 208-4466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piaker & Lyons
(Name – *if individual, state last, first, middle name*)

572 South Salina Street	Syracuse	NY	13202
(Address)	(City)	(State)	(Zip Code)



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel R. Levene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pointe Atlantic, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


PAUL H. CHUZI
MY COMMISSION # DD 520139
EXPIRES: June 18, 2010
STATE OF FLORIDA

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INTERNAL CONTROL STRUCTURE REQUIRED BY SEC. RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC. RULE 15c3-3.

To the Board of Directors
Pointe Atlantic, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Pointe Atlantic, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, by not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, accounting systems, control procedures, or procedures for safeguarding securities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Pointe Atlantic, Inc. for the year ended December 31, 2006, and this report does not affect our report thereon dated February 23, 2007.

To the Board of Directors
Pointe Atlantic, Inc.
February 23, 2007

Accounting Functions

The number of personnel handling accounting transactions, in general, limits the overall effectiveness of internal accounting control due to the lack of segregation of duties and responsibilities in the same areas of the accounting function. Management must remain aware of this limitation and monitor cash receipts and disbursements to insure that no unusual transactions are occurring and going undetected.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matters described in the preceding paragraphs, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York State Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



PIAKER & LYONS

Syracuse, New York
February 23, 2007

END

POINTE ATLANTIC, INC.
(Successor of Eitel & Co.)

FINANCIAL STATEMENTS

DECEMBER 31, 2006

CONTENTS

POINTE ATLANTIC, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2006


Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Pointe Atlantic, Inc.

We have audited the accompanying statement of financial condition of **POINTE ATLANTIC, INC. (Successor of Eitel & Co.)** as of December 31, 2006, and the related statements of income and retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointe Atlantic, Inc. (Successor of Eitel & Co.) as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 23, 2007

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

POINTE ATLANTIC, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 18,362
Receivables	886
TOTAL ASSETS	$ 19,248

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Due to Affiliates	$ 1,166
Income Taxes Payable	949
TOTAL LIABILITIES	2,115
STOCKHOLDER'S EQUITY	
Common Stock - $.01 Par Value, 100 Shares Authorized, Issued and Outstanding	1
Additional Paid-in-Capital	13,488
Retained Earnings	3,644
TOTAL STOCKHOLDER'S EQUITY	17,133
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 19,248

The Notes to Financial Statements are an integral part of this statement.

POINTE ATLANTIC, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions	$ 12,696
Interest Income	1,423
TOTAL REVENUES	14,119
EXPENSES	
Broker Commissions	4,547
Clearing Charges and Quote Fees	455
Licenses and Permits	899
Office Supplies and Expense	1,891
TOTAL EXPENSES	7,792
INCOME BEFORE TAXES	6,327
PROVISION FOR INCOME TAXES	949
NET INCOME	5,378
RETAINED EARNINGS (DEFICIT) – BEGINNING OF YEAR	(1,734)
RETAINED EARNINGS – END OF YEAR	$ 3,644

The Notes to Financial Statements are an integral part of this statement.

POINTE ATLANTIC, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	
Cash Flows From Operating Activities:	
Net Income	$ 5,378
Changes in Operating Assets and Liabilities:	
Receivables	(822)
Income Taxes Payable	949
Other Current Liabilities	(2,370)
Net Cash Provided by Operating Activities	3,135
Cash Flows From Investing Activities	-
Cash Flows From Financing Activities	-
Net Increase in Cash and Cash Equivalents	3,135
Cash – Beginning of Year	15,227
Cash – End of Year	$ 18,362

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest Paid	$ -
Corporate Income Tax Payments	-

The Notes to Financial Statements are an integral part of this statement.

POINTE ATLANTIC, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 – COMPANY STRUCTURE

The Company conducted business under the name Eitel & Co., (a Kentucky corporation) from January 1, 2006 through June 25, 2006. On June 25, 2006, ownership of the Company's stock was sold. Subsequently, the Company conducted business as Pointe Atlantic, Inc., (a Delaware corporation). Accordingly, the Company's financial statements reflect the financial condition, operations, and cash flows of Eitel & Co. through June 25, 2006 and Pointe Atlantic, Inc. thereafter.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Operations and Concentration of Credit Risk – Pointe Atlantic, Inc., a Delaware corporation, is engaged in the securities and investment brokerage business. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Accounting Method – The Company's financial statements are prepared using the accrual basis as specified in the AICPA's Audit and Accounting Guide – "Audits of Brokers and Dealers in Securities." Transactions in securities are recorded on a trade date basis for financial statement and tax purposes.

Customer Accounts – Fully Disclosed Basis – The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions are executed and cleared on behalf of the Company by National Financial Services, LLC (NFS) on a fully disclosed basis. The Company's agreement with NFS provides that as clearing broker, NFS will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to NFS. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

POINTE ATLANTIC, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables – Receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables. At December 31, 2006, no allowance was deemed necessary by management.

Income Taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital of $5,000 at December 31, 2006 as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 15 to 1. The Company had net capital of $16,720 as of December 31, 2006. The Company's net capital ratio was approximately .13 to 1 at December 31, 2006.

NOTE 4 – RELATED PARTY TRANSACTIONS

At December 31, 2006, the Company has a $1,166 liability due to affiliated companies related to expenses paid on behalf of the Company.


Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Board of Directors
Pointe Atlantic, Inc.

We have audited the accompanying financial statements of **POINTE ATLANTIC, INC. (Successor of Eitel & Co.)** as of and for the year ended December 31, 2006, and have issued our report thereon dated February 23, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 23, 2007

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

POINTE ATLANTIC, INC.

COMPUTATIONS OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2006

AGGREGATE INDEBTEDNESS	
Due to Affiliates	$ 1,166
Income Taxes Payable	949
TOTAL AGGREGATE INDEBTEDNESS	$ 2,115
NET CAPITAL	
Total Stockholder's Equity	$ 17,133
DEDUCTIONS	
Receivables	(413)
NET CAPITAL	16,720
REQUIRED NET CAPITAL	5,000
CAPITAL IN EXCESS OF REQUIREMENT	$ 11,720
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.13 to 1

See Independent Auditors' Report on Supplemental Information

POINTE ATLANTIC, INC.

RECONCILATIONS OF NET CAPITAL TO FORM X-17a-5
FOR THE YEAR ENDED DECEMBER 31, 2006

NET CAPITAL REPORTED ON DECEMBER FORM X-17a-5	$ 17,669
ADJUSTMENTS ARISING FROM AUDIT ADJUSTMENTS WHICH AFFECT NET CAPITAL – FORM X-17a-5:	
Adjustment of Corporate Tax Liability	(949)
NET CAPITAL AS ADJUSTED	$ 16,720

See Independent Auditors' Report on Supplemental Information